EXHIBIT 20.1

NEWS

For Immediate Release

THOMAS & BETTS CORPORATION
REPORTS STRONGER FOURTH QUARTER 2003 EARNINGS

Earnings Per Share Up 43 Percent

MEMPHIS, Tenn. — February 11, 2004 — Thomas & Betts Corporation (NYSE: TNB) today reported fourth quarter 2003 net earnings of $19.3 million, or $0.33 per basic and fully diluted share, a 43 percent increase in earnings per share over the fourth quarter 2002. The significant earnings improvement reflects the momentum the company has achieved in the final stage of its turnaround and comes despite difficult market conditions in the company’s primary markets. In the fourth quarter 2002, Thomas & Betts reported net earnings of $13.7 million, or $0.23 per basic and fully diluted share.

     “We closed 2003 on a very strong note, turning in the best performance since we began the process of restoring Thomas & Betts to a position of competitive and financial leadership,” said Dominic J. Pileggi, president and chief executive officer. “The operational improvements we’ve made, and the strategic restructuring actions we’ve taken, are flowing to the bottom line, which helped us meet our earnings and working capital targets for the quarter. We entered 2004 with good momentum and feel confident that we will continue to enhance our earnings performance in 2004 even without a meaningful boost from the economy.”

     Sales in the quarter were $349.5 million, up 4.3 percent from the prior-year period primarily as a result of the favorable impact of foreign currency.

     Operational improvements and strategic investments in equipment and tooling for critical product lines contributed to the company’s strongest gross margin performance in years. The fourth quarter 2003 gross margin was 28.3 percent of sales, up approximately two percentage points over the prior-year period.

     “Thanks to the hard work of our employees, our manufacturing operations have once again become a competitive advantage,” said Pileggi. “Our service levels are highly competitive, helping us solidify our position as a preferred supplier for key distributors. We are well prepared to efficiently handle more volume when demand rebounds in our markets.”

     Selling, general and administrative (SG&A) expense was $74.3 million, or 21.3 percent of sales, in the fourth quarter and includes $4.5 million of costs associated primarily with the planned retirement of the company’s former chief executive officer. SG&A was $67.6 million, or 20.2 percent of sales, in the fourth quarter 2002.

     Earnings from operations were $24.7 million in the fourth quarter 2003, up almost 25 percent compared to $19.8 million reported in the fourth quarter 2002.

     Net interest expense was $9.8 million, up $3.2 million year over year as a result of incremental interest expense related to a $125 million debt offering completed by the company in May 2003 and $2 million of interest income on a note receivable repaid to the company in the fourth quarter 2002. Both the 2003 and 2002 fourth quarters other income (expense) included insurance proceeds of $3.5 million and $3.2 million, respectively. Both periods reflect favorable income tax provisions.

SEGMENT RESULTS

     Fourth quarter sales in the company’s Electrical segment were $262 million, up $14.2 million year over year as a result of favorable foreign currency exchange. Segment earnings were $19.9 million versus $14.4 million in the fourth quarter 2002, which included $2.9 million in restructuring charges. These results reflect productivity improvements, reduced expenses and continued pricing pressures.

     Sales in the Steel Structures segment were $26.7 million, down 8 percent from the fourth quarter 2002. The decrease reflects the reluctance by many utilities to increase their investment in the electrical transmission system until a more favorable investment and regulatory environment develops. Despite lower sales, the segment reported increased earnings in the quarter — $2.2 million compared to $1.3 million in the 2002 period — due, in part, to improved operating efficiency.

     Sales in the Communications segment were $24.2 million in the quarter compared to $20.6 million in the fourth quarter 2002. The segment earned $2.9 million compared to $3.3 million in the prior-year period when the segment had assets held for sale and, consequently, had suspended $1.6 million of depreciation.

     HVAC segment sales were $36.6 million in the fourth quarter 2003, essentially flat year over year. Despite soft demand in industrial markets, the segment nearly doubled its earnings to $5 million, primarily as a result of improved productivity and lower SG&A.

FULL-YEAR RESULTS

     Full year 2003 sales were essentially flat with 2002 at $1.3 billion, while net earnings were $42.8 million, or $0.73 per basic and fully diluted share, compared to a net loss of $53 million, or a loss per share of $0.91 in 2002. 2002 results included a $44.8 million, or $0.77 per share, goodwill impairment charge associated with the adoption of SFAS 142.

CASH FLOW AND DEBT HIGHLIGHTS

     Thomas & Betts continued to demonstrate strong cash generation and ended 2003 with approximately $387 million in cash and cash equivalents. The company’s marked improvement in profitability and its continued improvement in working capital contributed to the strong cash performance. Since year-end 1999, the company has reduced its total investment in inventory, accounts receivable and accounts payable by approximately one-third.

     Total debt-to-total capitalization net of cash, cash equivalents and marketable securities was 29 percent at December 31, 2003, down significantly from 38 percent at the end of 2002. During 2003, the company repaid $60 million of debt and issued $125 million of bonds, which were used to repay $125 million of notes that matured in January 2004.

2004 DIRECTIONAL GUIDANCE

     Thomas & Betts expects only a modest recovery in its core markets in 2004 and believes any increase in demand will be gradual and weighted toward the second half of the year. Consequently, the company’s financial targets for 2004 assume top-line growth in the low to mid-single digit range.

     Despite continuing to operate in challenging markets, Thomas & Betts expects substantial percentage increases in operating income and net earnings for the first quarter and full year 2004 when compared to 2003. The expected improvements have their foundation in the many actions taken over the course of the now completed turnaround and the company’s focus on continuous improvement.

     “We believe we are well positioned to show meaningful improvement in our earnings performance in 2004,” said Pileggi. “Even though we continue to operate below optimal capacity, our plants are performing very well and we have revitalized new product development. Our sales team has a portfolio of well-known brands supported by high-quality manufacturing operations. We are confident that we can leverage these strengths and continue to improve our financial results.”

CORPORATE OVERVIEW

     Thomas & Betts Corporation (www.tnb.com) is a leading designer and manufacturer of connectors and components for electrical and communication markets. The company is also a leading producer of steel structures used, among other things, for utility transmission and industrial heating units. Headquartered in Memphis, Tenn., the company has manufacturing, distribution and office facilities worldwide.

###

     This press release includes forward-looking statements that are subject to many uncertainties in the company’s operations, business, and economic and political environment. Forward-looking statements are identified by terms such as “achieve”, “guidance”, “expect”, “believe”, “anticipate” and “plan.” Such uncertainties, which are discussed further in the company’s annual, quarterly and current filings with the Securities and Exchange Commission, may cause the actual results of the company to be materially different from any future results expressed or implied by such forward-looking statements.

NOTE: The attached financial tables support the information in this news release:
Condensed Consolidated Statements of Operations
Segment Information
Condensed Consolidated Balance Sheets
Condensed Consolidated Statements of Cash Flows
Capitalization Ratios

CONTACT: Tricia Bergeron (901) 252-8266

CONFERENCE CALL AND WEBCAST INFORMATION

     Thomas & Betts will hold a conference call/webcast to discuss the company’s fourth quarter and year-end 2003 results on Thursday, February 12, 2004 at 11:00 am EST (10:00 am CST). To access the call, please call 617-786-4501 (the ID for the call is “TNB”). The call can also be accessed via the Thomas & Betts corporate website at www.tnb.com. The conference call will be recorded and available for replay through 12:00 midnight EST on Monday, February 16, 2004. To access the replay, please call 888-286-8010 (passcode 11625477). The recorded webcast will be available at www.tnb.com.

THOMAS & BETTS CORPORATION AND SUBSIDIARIES
Condensed Consolidated Statements of Operations
(In thousands, except per share data)
(Unaudited)

	Quarter Ended		Year to Date

	December 31,	December 29,	December 31,	December 29,
	2003	2002	2003	2002

Net sales	$349,463	$335,058	$1,322,297	$1,345,857
Cost of sales	250,488	246,486	970,248	1,014,242

Gross margin	98,975	88,572	352,049	331,615
Gross margin — % of net sales	28.3%	26.4%	26.6%	24.6%
Selling, general and administrative	74,279	67,585	282,779	282,332
Selling, general and administrative — % of net sales	21.3%	20.2%	21.4%	21.0%
Impairment charges on long-lived assets	—	1,236	—	1,236
Provision (recovery) — restructured operations	—	(29)	—	1,656

Earnings from operations	24,696	19,780	69,270	46,391
Income from unconsolidated companies	1,361	557	3,214	2,593
Interest expense — net	(9,778)	(6,529)	(36,879)	(35,225)
Other (expense) income — net	4,740	3,062	12,140	(15,969)

Earnings (loss) before income taxes	21,019	16,870	47,745	(2,210)
Income tax provision	1,716	3,187	4,932	6,002

Net earnings (loss) before cumulative effect of an accounting change	19,303	13,683	42,813	(8,212)
Cumulative effect of an accounting change	—	—	—	(44,815)

Net earnings (loss)	$19,303	$13,683	$42,813	$(53,027)

Basic earnings (loss) per share:
Net earnings (loss) before cumulative effect of an accounting change	$0.33	$0.23	$0.73	$(0.14)
Cumulative effect of an accounting change	—	—	—	(0.77)

Net earnings (loss)	$0.33	$0.23	$0.73	$(0.91)

Diluted earnings (loss) per share:
Net earnings (loss) before cumulative effect of an accounting change	$0.33	$0.23	$0.73	$(0.14)
Cumulative effect of an accounting change	—	—	—	(0.77)

Net earnings (loss)	$0.33	$0.23	$0.73	$(0.91)

Average shares outstanding:
Basic	58,468	58,296	58,438	58,273
Diluted	58,585	58,301	58,447	58,273

THOMAS & BETTS CORPORATION AND SUBSIDIARIES
Segment Information
(In thousands)
(Unaudited)

	Quarter Ended		Year to Date

	December 31,	December 29,	December 31,	December 29,
	2003	2002	2003	2002

Net sales:
Electrical	$261,964	$247,791	$1,025,469	$1,025,260
Steel Structures	26,678	28,996	93,534	129,730
Communications	24,245	20,581	89,383	88,386
HVAC	36,576	37,690	113,911	102,481

Total net sales	$349,463	$335,058	$1,322,297	$1,345,857

Segment earnings:
Electrical	$19,853	$14,389	$53,874	$27,131
Steel Structures	2,152	1,266	6,354	15,289
Communications	2,933	3,303	11,559	3,154
HVAC	4,991	2,586	8,226	6,302

Total reportable segment earnings	29,929	21,544	80,013	51,876
Total reportable segment earnings — % of net sales	8.6%	6.4%	6.1%	3.9%
Interest expense — net	(9,778)	(6,529)	(36,879)	(35,225)
Other	868	1,855	4,611	(18,861)

Earnings (loss) before income taxes	$21,019	$16,870	$47,745	$(2,210)

THOMAS & BETTS CORPORATION AND SUBSIDIARIES
Condensed Consolidated Balance Sheets
(In thousands)
(Unaudited)

	December 31,	December 29,
	2003	2002

ASSETS
Current assets:
Cash and cash equivalents	$387,425	$177,994
Marketable securities	1,704	65,863
Receivables — net	168,542	161,091
Inventories — net	190,243	182,282
Other current assets	64,365	117,701

Total current assets	812,279	704,931
Property, plant and equipment — net	303,710	287,415
Goodwill — net	455,113	437,175
Investments in unconsolidated companies	121,732	121,575
Other assets	89,791	68,660

Total assets	$1,782,625	$1,619,756

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current maturities of long-term debt	$133,344	$65,126
Accounts payable	113,724	109,479
Accrued liabilities	111,478	113,406
Income taxes payable	6,414	9,148

Total current liabilities	364,960	297,159
Long-term debt	551,972	559,982
Other long-term liabilities	134,266	138,479
Shareholders’ equity	731,427	624,136

Total liabilities and shareholders’ equity	$1,782,625	$1,619,756

THOMAS & BETTS CORPORATION AND SUBSIDIARIES
Condensed Consolidated Statements of Cash Flows
(in thousands)
(Unaudited)

	Quarter Ended		Year to Date

	December 31,	December 29,	December 31,	December 29,
	2003	2002	2003	2002

CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings (loss)	$19,303	$13,683	$42,813	$(53,027)
Cumulative effect of an accounting change	—	—	—	44,815

Net earnings (loss) before cumulative effect of an accounting change	19,303	13,683	42,813	(8,212)
Adjustments:
Depreciation and amortization	13,445	12,195	52,975	50,244
Impairment charges on long-lived assets	—	1,236	—	1,236
Provision (recovery) — restructured operations	—	(29)	—	1,656
Changes in operating assets and liabilities — net:
Receivables	32,815	32,057	4,527	35,673
Inventories	4,261	15,625	14,493	16,428
Accounts payable	429	(16,651)	(2,176)	(15,016)
Other	(7,703)	(31,915)	(17,362)	(1,624)

Net cash provided by operating activities	62,550	26,201	95,270	80,385
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of and investments in businesses	—	—	—	(5,079)
Purchases of property, plant and equipment	(9,289)	(6,813)	(28,681)	(23,811)
Proceeds from (investments in) marketable securities	20,208	(11,788)	68,544	(59,161)
Other	1,081	467	1,347	4,070

Net cash provided by (used in) investing activities	12,000	(18,134)	41,210	(83,981)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds (repayment) from long-term debt and other borrowings	2,988	(47,930)	62,838	(57,452)
Other	175	—	175	248

Net cash provided by (used in) financing activities	3,163	(47,930)	63,013	(57,204)

EFFECT OF EXCHANGE RATE ON CASH	3,907	712	9,938	3,951

Net increase (decrease) in cash and cash equivalents	81,620	(39,151)	209,431	(56,849)
Cash and cash equivalents at beginning of period	305,805	217,145	177,994	234,843

Cash and cash equivalents at end of period	$387,425	$177,994	$387,425	$177,994

Cash payments for interest	$9,422	$3,707	$48,008	$45,277
Cash payments (refunds) for income taxes	$1,585	$2,996	$14,816	$(48,517)

THOMAS & BETTS CORPORATION AND SUBSIDIARIES
Capitalization Ratios
(In thousands, except ratios)
(Unaudited)

	December 31,	December 29,
	2003	2002

Current maturities of long-term debt	$133,344	$65,126
Long-term debt	551,972	559,982

Total debt	685,316	625,108
Shareholders’ equity	731,427	624,136

Total capitalization	$1,416,743	$1,249,244

Total debt-to-total capitalization	48.4%	50.0%
Total debt	$685,316	$625,108
Less cash and cash equivalents	(387,425)	(177,994)
Less marketable securities	(1,704)	(65,863)

Total debt net of cash, cash equivalents and marketable securities	$296,187	$381,251

Total capitalization	$1,416,743	$1,249,244
Less cash and cash equivalents	(387,425)	(177,994)
Less marketable securities	(1,704)	(65,863)

Total capitalization net of cash, cash equivalents and marketable securities	$1,027,614	$1,005,387

Total debt-to-total capitalization net of cash, cash equivalents and marketable securities	28.8%	37.9%